Filed by Andeavor

(Commission File No. 001-03473)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Andeavor

(Commission File No. 001-03473)

The following is a presentation that was delivered by Gary Heminger, Marathon Petroleum Corporation’s Chief Executive Officer, at a Townhall for Andeavor employees held on May 10, 2018.

An Introduction to MPC Chairman and CEO Gary R. Heminger

Forward‐Looking Statements This presentation contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (“MPC“) and Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between MPC and ANDV and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC, MPLX LP (“MPLX”), ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPC’s or ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX and ANDX; and the factors set forth under the heading “Risk Factors” in MPC’s and ANDV’s respective Annual Reports on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of Marathon Petroleum Corporation (“MPC”) and Andeavor (“ANDV”). Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC’s Investor Relations at (419) 421-2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at (210) 626-4757. Participants in Solicitation MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC’s participants is set forth in the proxy statement, filed March 15, 2018, for MPC’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Marathon Petroleum at a Glance Established in 1887 Second-largest U.S. refiner Largest in Midwest Employees: approximately 43,800 Headquartered in Findlay, Ohio Approximately 2,740 Speedway convenience stores Approximately 5,600 Marathon brand retail outlets Extensive terminal and pipeline network

Health and Safety Environmental Stewardship Integrity Corporate Citizenship Diversity and Inclusion Our Corporate Values The foundation for all that we do

Safety Excellence MPC’s goal is to have all of its refineries certified by OSHA’s Voluntary Protection Programs (VPP) Top safety programs and performance are minimum requirements VPP Star Refineries Canton, Ohio Detroit, Michigan Garyville, Louisiana Robinson, Illinois 12 additional facilities have obtained VPP Star status: Findlay Headquarters Campus in Findlay, Ohio Engineering office in Indianapolis, Indiana Terminals in Ohio, Tennessee, Indiana and North Carolina Marathon Pipe Line facilities in Illinois, Indiana and Michigan 19 of MPC’s fixed-based contractors have obtained VPP Star status

Environmental Stewardship 76% of the Environmental Protection Agency’s Energy Star recognitions awarded to refineries. MPC has earned 10% of total U.S. refining capacity. MPC manages 21 1,327 acres. certified wildlife habitats consisting of MPC has placed in the top of companies in the EPA’s Smartway Transport Partnerships, which recognizes the best-preforming freight carriers for carbon efficiency. 20% That’s despite owning and operating just MPC earned the 2018 EPA Energy Star Partner of the Year Award

Our Operations

Integration Guiding Principles All activities are guided by our core values Sense of urgency Hit the ground running day 1 (September 1 ready) Accelerate synergy capture Quality over speed Select and retain the best people Individuals not selected will be treated with respect, dignity, and fairness with regard to severance Identify best practices (could include what neither company is doing) Complete integration efficiently, effectively and sustainably Comprehensive work planning Communication Change management Execute our existing base business Achieve the business plan Retain key members of the team